SCHEDULE A

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons in the past 60 days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

GreenWood Investors LLC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
5/14/2026	15,644	11.40	11.05 – 11.55
5/19/2026	(3,971)	11.21	11.10 – 11.25
5/21/2026	3,807	11.02	10.84 – 11.20
5/22/2026	6,193	11.41	11.38 – 11.46
5/27/2026	2,034	11.42	11.39 – 11.50
5/28/2026	19,500	11.55	11.45 – 11.65
5/29/2026	700	12.28
6/2/2026	6,295	12.79
6/3/2026	20,000	12.54	12.40 – 12.67
6/5/2026	(502)	11.19
6/5/2026	(226)	*
6/9/2026	8,000	11.98	11.95 – 12.03
6/10/2026	16,000	12.33	12.31 – 12.37
6/11/2026	8,000	12.18	12.10 – 12.25

*Transfer to holder of one of the GreenWood Accounts.